Exhibit 21.1

Name of Subsidiary	Ownership
Bill Barrett CBM Corporation, a Delaware corporation	100% owned by Bill Barrett Corporation

Circle B Land Co. LLC, a Colorado limited liability company	100% owned by Bill Barrett Corporation

Aurora Gathering, LLC, a Texas limited liability company	100% owned by Bill Barrett Corporation

Elk Production Uintah, LLC, a Texas limited liability company	100% owned by Bill Barrett Corporation

GB Acquisition Corporation, a Wyoming corporation	100% owned by Bill Barrett Corporation